January 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Christine Davis, Assistant Chief Accountant

Re:	Aruba Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2011
Filed September 27, 2011
File No. 001-33347

Ladies and Gentlemen:

Aruba Networks, Inc. (the “Company”, “we”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 20, 2011 relating to the above-referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended July 31, 2011

Notes to Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition and Sales Returns, page 64

1.	We note from your response to our prior comment that generally you do not have VSOE of fair value for your products, except support services. We also note in response to comment 1 in your letter dated October 28, 2011 that you have not used ESP to allocate any arrangement consideration. ASC 605-25-30-2 indicates that arrangement consideration should be allocated at the inception of the arrangement to all deliverables on the basis of their relative selling price. Please tell us how you comply with this guidance as it appears you have not established the estimated selling price for your product deliverable. You also indicate that the support services are considered contingent. ASC 605-25-30-5 notes that the amount allocable to the delivered items is the lesser of the relative selling price or the non-contingent amount. Please tell us how you considered this guidance when determining the amount to be allocated to your delivered product.

We respectfully advise the staff that the majority of our multiple element sales arrangements contain two elements, a product delivered at inception of the agreement and support services provided over a term (generally one to five years). We price our bundled arrangements at a

Securities and Exchange Commission

January 27, 2012

discount to what each element would cost when sold on an individual basis. We believe that bundled arrangements that would be priced at a premium to the individual prices, if any, would be insignificant. VSOE for support services is based on the stand-alone renewal rates. These rates are equivalent to the amounts stated in the bundled arrangement and are the basis for any pro-rata refund of undelivered support services. Therefore, such amounts are considered to be contingent. We would separately analyze any multiple element sales arrangements that are material individually or in the aggregate with different terms or elements than described herein.

Under the guidance in ASC 605-25-30-2, the Company would be required to determine the standalone selling price of each of the deliverables in the arrangement. As discussed above, the Company has established VSOE of fair value for support services, based upon stand alone renewal sales of support services. Given VSOE or third party evidence (TPE) of the product deliverable does not exist, the Company would be required to develop a best estimate of selling price (ESP) for such deliverable. The Company would allocate revenue based on the relative selling price of the deliverable. The amount recognized for a delivered item would be limited to the noncontingent amount pursuant to paragraph ASC 605-25-30-5.

As discussed in our previous response, the Company has not developed ESP for its product deliverables because the amount recognized for such deliverables would always be limited to the amount determined by applying a residual model. We acknowledge that the residual model was eliminated upon the issuance of ASU 2009-13. However, because of the following reasons, we believe the residual model would result in the same amount allocated to the product deliverable under a relative selling price model where ESP was developed for the product deliverable.

1)	The Company has developed VSOE for support services and that amount is equivalent to the amounts stated in our contracts that would be subject to a pro-rata refund.

2)	The Company prices its bundled arrangements at an amount equivalent to or at a discount to the sum of the individual stand alone selling prices. We believe that bundled arrangements that would be priced at a premium to the individual prices, if any, would be insignificant, because it would be difficult to substantiate that a customer would be willing to purchase a bundle at a price that was higher than the sum of the standalone selling prices of the deliverables. That would be an uneconomical transaction.

We have included the following example to illustrate our conclusion.

Assumptions:

•	Bundled arrangement comprising a hardware product and 1 year of maintenance for total consideration of $100.

•	Support services are renewable annually for $20. VSOE is determined based on substantive renewal rate of $20.

•	Support services are subject to pro-rata refund.

Securities and Exchange Commission

January 27, 2012

Relative Selling Price Allocation:

	September 30,	September 30,		September 30,
	Total Consideration	Product		Support Services
Under residual model—Selling price allocation (assuming discount in arrangement)	$100	$80 - Determined based on residual model		$20 - VSOE of support services
Standalone selling price	$120	$100- Determined based on ESP		$20
Relative selling price allocation (as a percentage)		83%		17%
Relative selling price (ASC 605-25-30-2)	$100	$83		$17
Allocation of consideration after contingent consideration limitation (ASC 605-25-30-5)	$100	$80	(1)	$20

(1)	This amount will always be equivalent to the amount determined using the residual method ($80 in this example) assuming there is a discount in the arrangement.

The above example demonstrates that the only way an amount recognized would be different from the amount determined under the residual method would be in situations where the arrangement would be priced at a premium. We do not believe we have any such arrangements as such transactions would be uneconomical for the reasons stated above.

We also believe the above guidance is consistent with example 1 in ASC 605-25-55-8 through 12 as follows:

Example 1: Cellular Telephone Contract

55-8 This Example illustrates the unit of accounting guidance in paragraph 605-25-25-5 and the allocation and contingencies guidance in paragraphs 605-25-30-2 through 30-5.

55-9 CellularCo runs a promotion in which new customers who sign a two-year contract receive a free phone. There is a one-time activation fee of $50 and a monthly fee of $40 for the ongoing service. The same monthly fee is charged by CellularCo regardless of whether a free phone is provided. The phone costs CellularCo $100. Further, assume that CellularCo frequently sells the phone separately for $120. CellularCo is not required to refund any portion of the fees paid for any reason. CellularCo is a sufficiently capitalized, experienced, and profitable business and has no reason to believe that the two-year service requirement will not be met.

Securities and Exchange Commission

January 27, 2012

55-10 CellularCo is considering whether the phone and the phone service (that is, the airtime) are separable deliverables in the arrangement. The activation fee is simply considered additional arrangement consideration to be allocated. The phone and activation are delivered first, followed by the phone service, which is provided over the two-year period of the arrangement.

55-11 Based on an evaluation of the circumstances, the first condition for separation is met for the phone. That is, the phone has value on a standalone basis because it is sold separately by CellularCo. The second condition is also met because there are no general rights of return in this arrangement. Therefore, the phone and the phone service should be accounted for as separate units of accounting.

55-12 The total arrangement consideration is $1,010. The selling price of the phone service is $960 ($40 × 24 months), the price charged by CellularCo when sold separately. The selling price of the phone is $120, the price of the phone when sold separately by CellularCo. Without considering whether any portion of the amount allocable to the phone is contingent upon CellularCo’s providing the phone service, CellularCo would allocate the arrangement consideration on a relative selling price basis as follows: $112.22 [$1,010 x ($120 ÷ [$120 + $960])] to the phone and $897.78 [$1,010 × ($960 ÷ [$120 + $960])] to the phone service. However, because a free phone is provided in the arrangement and the customer has no obligation to CellularCo if phone service is not provided, $62.22 (assuming the customer has paid the nonrefundable activation fee) is contingent upon CellularCo’s providing the phone service. Therefore, the amount allocable to the phone is limited to $50 ($112.22 — $62.22), and the amount allocable to the phone service is increased to $960.

In the above example, while ESP was determined for the delivered item, the amount allocated to the delivered item was limited to the non-contingent amount ($50) which is the same amount you would get by applying the residual model ($1,010 of total consideration less $960 of contingent consideration related to the services).

2.	We also note from your response that the allocated and deferred amount for the support services is the contingent amount, which is equal to VSOE. Please tell us more about your contractual refund terms and tell us how you concluded that the contingent amount is equal to VSOE.

We respectfully advise the staff that we offer all customers a contractual right of refund to a pro-rata share of any unused support services based on the stated price in the arrangement. The amount stated in the bundled arrangement for support services is equivalent to the VSOE value. VSOE for support services is based on the stand-alone renewal rates.

Securities and Exchange Commission

January 27, 2012

We acknowledge the Staff’s comment and will thoroughly consider adding clarifying language related to ASC 605-25-30-5 to our FY 2012 Form 10-K in order to further improve our revenue recognition disclosures.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5134. Thank you for your assistance.

Sincerely,

ARUBA NETWORKS, INC.

/s/ Alexa King

Alexa King, Esq.

Vice President, General Counsel and Corporate

Secretary

cc:	Michael M. Galvin, Chief Financial Officer

Aruba Networks, Inc.